August 18, 2017

VIA EDGAR

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Ladies and Gentlemen:

Re:	Mercer International Inc.

Registration Statement on Form S-4

File No. 333-219866

Request for Acceleration

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned registrant, Mercer International Inc., a Washington corporation, respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will become effective at 2:00 p.m., Eastern time, on August 22, 2017, or as soon as practicable thereafter.

Yours truly,

MERCER INTERNATIONAL INC.

/s/ David K. Ure
David K. Ure Chief Financial Officer

cc.	Lisa Krestynick, Securities and Exchange Commission

H.S. Sangra, Sangra Moller LLP

Rod Talaifar, Sangra Moller LLP

MERCER INTERNATIONAL INC

SUITE 1120, 700 WEST PENDER STREET, VANCOUVER, BC V6C 1G8 T: (604) 684-1099 F: (604) 684-1094